KLONDEX MINES LTD.

MANAGEMENT'S DISCUSSION & ANALYSIS
FOR THE THREE MONTHS AND YEARS ENDED
DECEMBER 31, 2013 AND 2012

March 28, 2014

INTRODUCTION

This Management's Discussion & Analysis ("MD&A") provides a discussion and analysis of the financial condition and results of operations of Klondex Mines Ltd. ("Klondex" or the "Company") to enable a reader to assess material changes in the financial condition and results of operations of the Company as at and for the years ended December 31, 2013 and 2012. This MD&A should be read in conjunction with the audited consolidated financial statements and notes thereto of the Company for the years ended December 31, 2013 and 2012, all of which are available under the Company's issuer profile on SEDAR at www.sedar.com. Reference to the risk factors described in “Cautionary Note Regarding Technical Information and Forward-Looking Information” and “Risk Factors” in this MD&A is advised.

The Company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

Unless otherwise stated, all currency amounts included in this MD&A are expressed in Canadian dollars. This MD&A has been prepared as at March 28, 2014.

COMPANY OVERVIEW

Klondex is listed on the Toronto Stock Exchange (“TSX”) under the symbol "KDX" (OTCQX under symbol "KLNDF") and is engaged in the business of acquiring, exploring and developing gold properties in Nevada. The Company's principal properties are the 100% owned Fire Creek gold project (the "Fire Creek Project") and the recently (February 11, 2014) acquired 100% owned Midas mine and ore milling facility (collectively, the "Midas Mine").

Strategic Objective

During the year ended December 31, 2013, the Company continued working towards its objective of transitioning its Fire Creek Project from the exploration and evaluation stage to a production stage property. With the completion of the Midas Mine acquisition, the Company intends to continue to explore and develop the Midas Mine, continue its Midas mining operations, process mineralized material from its Fire Creek Project under a Bulk Sample Permit and seek further opportunities to provide third party toll milling services. The Company will continue to evaluate potential M&A opportunities. There is, however, no assurance that the Company will be able to reach these objectives. See "Risk Factors" and "Cautionary Note Regarding Technical Information and Forward-Looking Information".

CURRENT BUSINESS ACTIVITIES

2013 Highlights

Debt Financings

On January 4, 2013, the Company completed a private placement of senior unsecured notes due January 5, 2015 (the "Notes") for aggregate gross proceeds of $7,000,000 (the "Debt Offering"). Notes sold under the Debt Offering were issued to investors at a 2% discount. In addition, investors in the Debt Offering received an aggregate of 525,000 common share purchase warrants, entitling the holder thereof to purchase one common share of the Company ("Common Share") at a price of $1.55 until July 4, 2014, subject to early expiry in certain circumstances. The proceeds from the Debt Offering plus available cash were used to repay all outstanding borrowings under its debt facility with Waterton Global Value, L.P., entered into in April 2011, totalling approximately US$10.9 million. On February 11, 2014, the Company repaid the Notes in full.

On July 25, 2013, the Company announced that its subsidiary, Klondex Gold & Silver Mining Company ("KGS"), had obtained and drawn down on a bridge loan facility of $1,999,999 (the "K2 Loan") advanced by K2 Principal Fund L.P. ("K2"), a significant shareholder of the Company, and on a bridge loan facility of $400,000 (the "Third Party Loan" and together with the K2 Loan, the "July 2013 Loans") advanced by a third party (the "Third Party Lender").

Each of the July 2013 Loans was evidenced by a promissory note bearing interest at the rate of 1% per 30-day period and maturing on November 30, 2013, with provisions for additional interest payments in the event that certain minimum payments were not made during the term of the July 2013 Loans. The July 2013 Loans were guaranteed by the Company and were secured against the personal property of KGS. Proceeds from the July 2013 Loans were intended to be used for general working capital purposes. In addition, KGS and the Third Party Lender also agreed to amend the terms of an existing US$1.6 million promissory note to, among other things, extend the term of such note (the "Extension").

In connection with the July 2013 Loans and the Extension, the Company issued an aggregate of 500,000 warrants (the "Loan Warrants") to each of K2 and the Third Party Lender, with each Loan Warrant entitling the holder to purchase one Common Share at a price of $1.19 and $1.2215, respectively, for a period of one year following its date of issue, subject to early expiry in certain conditions. On September 23, 2013, K2 exercised its Loan Warrants to purchase 500,000 Common Shares for $1.19 per Common Share, for aggregate proceeds to the Company of $595,000. On December 27, 2013, the Third Party Lender exercised its warrants for aggregate proceeds of $610,750.

During the fourth quarter of 2013, the Company repaid all of the outstanding short term debt of the Company using proceeds from the Special Warrant Offering (defined below) and monies received from the sale of mineralized material. The debt that was retired included $2.4 million in July 2013 Loans and $1.65 million in debt issued in 2010, all of which was due to mature on November 30, 2013.

Equity Financings

On October 16, 2013, the Company completed a private placement of 14,200,000 special warrants ("Special Warrants") for gross proceeds of $19,454,000 (the “Special Warrant Financing”) through a syndicate of agents, led by GMP Securities L.P. Each Special Warrant entitled the holder thereof to receive, for no additional consideration upon its exercise or deemed exercise, one Common Share. In connection with the Special Warrant Financing, the agents received an aggregate of 568,000 broker warrants ("2013 Broker Warrants") entitling the agents to purchase up to 568,000 Common Shares at a price of $1.43 for a period lasting until October 16, 2015. On November 15, 2013, the Company filed and was receipted by the securities regulatory authorities in each of the provinces of Canada (other than Quebec) for a final short form prospectus to qualify the Common Shares underlying each of the Special Warrants and the 2013 Broker Warrants. On November 20, 2013, the Special Warrants were deemed to be exercised pursuant to the terms thereof, and the Company issued 14,200,000 Common Shares to the holders of Special Warrants and all 14,200,000 Special Warrants were deemed to be surrendered.

Acquisitions

On December 4, 2013, the Company entered into a stock purchase agreement with its wholly-owned subsidiary, Klondex Holdings (USA) Inc. ("Klondex USA"), and Newmont USA Limited ("Newmont USA") to acquire all of the shares of Newmont Midas Holdings Limited (the "Midas Acquisition"), which indirectly owns the Midas Mine. The Midas Acquisition was completed on February 11, 2014. The purchase price of the Midas Acquisition was comprised of (i) approximately US$55 million in cash, (ii) the replacement of Newmont's surety arrangements with Nevada and federal regulatory authorities in the amount of approximately US$28 million, and (iii) the issuance by the Company to Newmont USA of 5 million warrants to purchase Common Shares at an exercise price of $2.15, with a 15-year term, subject to acceleration in certain circumstances.

The Midas Acquisition was financed through the Subscription Receipt Financing (as defined below), the 2014 Debt Financing (as defined below) and the Gold Purchase Arrangement (as defined below) (collectively, the "Midas Acquisition Financings").

Technical Reports

On October 31, 2013, the Company filed a technical report titled "Technical Report Fire Creek Exploration Project Lander County, Nevada" on SEDAR, as amended on November 14, 2013, in connection with the completion of the mineral resource estimate for the Fire Creek Project which was announced by a press release dated September 16, 2013.

Events Subsequent to the Year Ended December 31, 2013

Equity Financings

On January 9, 2014, the Company completed an offering (the "Subscription Receipt Financing") of 29,400,000 subscription receipts at a price of $1.45 per subscription receipt (the "Subscription Receipts") on a private placement basis, raising aggregate gross proceeds of $42,630,000 (the "SR Proceeds") pursuant to the terms of an agency agreement (the "SR Agency Agreement") dated December 6, 2013 between the Company and GMP Securities L.P., MGI Securities Inc., Mackie Research Capital Corporation, M Partners Inc., Jones, Gable & Company Limited and PI Financial Corp. (collectively, the "SR Agents"). The SR Proceeds, less the SR Agents' expenses and out-of-pocket costs and legal expenses, were placed in escrow pending (i) the closing of the Midas Acquisition, and (ii) the receipt by the Company of the requisite shareholder approval of the Subscription Receipt Financing and the 2014 Debt Financing pursuant to the requirements of the TSX. Upon both of these conditions being satisfied, on February 11, 2014, the net proceeds of the Subscription Receipt Financing were paid out of the escrowed funds to the Company.

Debt Financings

On February 11, 2014, the Company entered into a senior secured loan facility agreement (the "Facility Agreement") with a syndicate of lenders led by Royal Capital Management Corp. ("RoyCap"), and including K2 and Jones, Gable & Company Limited (collectively, the "2014 Lenders") pursuant to which the Company issued units consisting of in the aggregate $25,000,000 principal amount of notes, issued at a 2.5% discount to par value, and 3,100,000 warrants ("2014 Lender Warrants") to purchase Common Shares (the "2014 Debt Financing"). The 2014 Lender Warrants have an exercise price of $1.95 and will expire on February 11, 2017.

Gold Purchase Arrangement

On February 11, 2014, the Company entered into a gold purchase agreement (the "Gold Purchase Agreement") with Franco-Nevada GLW Holdings Corp., a subsidiary of Franco-Nevada Corporation ("FNC"), pursuant to which the Company raised proceeds of US$33,763,640 (the "Gold Purchase Arrangement") in consideration for the delivery of an aggregate of 38,250 ounces of gold. Under the terms of the Gold Purchase Agreement, the Company is required to make gold deliveries at the end of each month, with the first delivery due on June 30, 2014. Gold deliveries will cease when the delivery of 38,250 ounces of gold is completed on December 31, 2018. The annualized delivery schedule is shown in the following table.

Year	Au (ounces)
2014	6,750
2015	7,500
2016	8,000
2017	8,000
2018	8,000
Total	38,250

The Company's obligations under each of the 2014 Debt Financing and the Gold Purchase Arrangement are secured against all of the assets and property of the Company and its subsidiaries. The security granted for the performance of the Company's obligations under the 2014 Debt Financing and the Gold Purchase Arrangement rank pari passu.

Royalty Agreements

On February 12, 2014, the Company entered into a royalty agreement (the "FC Royalty Agreement") with Franco-Nevada U.S. Corporation ("Franco-Nevada US"), a subsidiary of FNC, and KGS, pursuant to which KGS raised proceeds of US$1,018,050 from the grant to Franco-Nevada US of a 2.5% NSR royalty on the Fire Creek Project beginning February 12, 2019. The Company also entered into a royalty agreement (the "Midas Royalty Agreement") with Franco-Nevada US and Newmont Midas Operations Inc. ("Midas Operations"), a wholly-owned subsidiary of Newmont Midas Holdings Limited, pursuant to which Operations raised proceeds of US$218,310 from the grant of a 2.5% NSR royalty to Franco-Nevada US on the Midas Mine also beginning February 12, 2019.

Operations Update for the Fire Creek Project

In July 2013, the Company entered into an agreement with Newmont to begin testing and processing certain high grade mineralized material from the Fire Creek Project (the "Newmont Processing Agreement") at the Midas mill. Under the Fire Creek Project exploration permit, Klondex is entitled to process 120,000 tons of mineralized material. In August 2013, the Company delivered the first shipment of mineralized material to Newmont for processing under the Newmont Processing Agreement. In connection with the completion of the Midas Acquisition in February 2014, the Newmont Processing Agreement was terminated. In 2013, the Company received approximately US$8.0 (C$8.4) million from the processing of its shipments of approximately 8,007 tons of mineralized material to Newmont.

The Company continued its underground infill drilling program testing the continuity and extent of the Joyce and Vonnie structures in the Main Zone. See the press release of the Company dated October 8, 2013.

The Fire Creek 2013 underground drill program continued with focus on the East and West Main Zone mineralization. Sixteen holes were completed during the fourth quarter, totaling 2,342 m (7,683 ft). This drilling identified three significant intervals of mineralization west of the Joyce Vein. Previously drilled surface holes, underground drill holes and underground rib sampling suggests continuity of mineralization of three distinct structures in the west zone, ranging in strike length from 243.8 m (800 ft) to 335.8 m (1,100 ft) and are open along strike and up and down dip.

Highlights of the results during the fourth quarter of 2013 include:

  96.1 g/t (2.80 opt) gold over 0.55 m (1.8 ft) in FC-13-120U
  11.6 g/t (0.34 opt) gold over 0.3 m (1.0 ft) in FC-13-120U
  14.8 g/t (0.43 opt) gold over 2.19 m (7.2 ft) in FC-13-120U
  28.4 g/t (0.83 opt) gold over 0.91 m (3.0 ft) in FC-13-120U

A full set of results for these drill holes can be reviewed in the Company's news release dated January 20, 2014.

Drilling east from MB6 intersected the Vonnie structure in all five holes of the fan. The lower holes successfully extended mineralization at depth. Drilling east from DDS-17 continued to suggest the consistency of mineralization along the Joyce vein. FC-13-107U identified one new mineralized structure northeast of the Vonnie vein, continuing to support and demonstrate the potential for finding new mineralization within the Fire Creek Project.

Highlights of the results during the fourth quarter of 2013 include:

  166.0 g/t (4.8 opt) gold over 1.52 m (5.0 ft) in FC-13-099U
  47.5 g/t (1.4 opt) gold over 2.5 m (8.2 ft) in FC-13-104U
  146.2 g/t (4.3 opt) gold over 1.92 m (6.3 ft) in FC-13-106U
  69.6 g/t (2.0 opt) gold over 1.52 m (5.0 ft) in FC-13-107U

A full set of results for the drill program can be reviewed in the Company's news release dated February 13, 2014.

The Company will continue testing the northern extensions of the veins by extending the main decline to the northwest to establish additional drill platforms.

Surface drill holes completed include five reverse circulation (“RC”) water monitoring drill holes for a total of 2,426 meters (7,925 ft). These holes were drilled as part of the Fire Creek hydrology study. RC chips were logged, and samples collected on 5 ft intervals for assaying. Three of the drill holes intercepted mineralization outside of the current mineral resource model.

Highlights of results from the surface drill holes include:

  13.0 g/t (0.38 opt) gold over 10.7 m (35 ft) in FC-13-27S
  9.2 g/t (0.27 opt) gold over 4.6 m (15 ft) in FC-13-26S
  10.4 g/t (0.30 opt) gold over 1.5 m (5 ft) in FC-13-25S

A full set of results for the surface drill holes can be reviewed in the Company's news release dated December 19, 2013.

Mineral and waste development at Fire Creek totaled 174 m (572 ft) and 195 m (641 ft), respectively, in the first two months of 2014. The Company obtained preliminary designs for a new waste rock disposal facility at the Fire Creek Project. In 2013, the Company extracted a total of 8,870 tons of mineralized material at an average head grade of 1.605 opt Au and shipped 8,007 tons of material at an average head grade 1.291 opt Au for testing and processing under its milling arrangements.

The excavation of the secondary egress was completed on October 24, 2013. The hoist is set and has been commissioned. The secondary egress, including the ventilation system, is operational and satisfies the requirements of the Mine Safety and Health Administration for bulk sampling.

Underground development and testing of Fire Creek Project mineralized structures began in May 2013 and totaled 573 m (1,880 ft) by the end of 2013. A total of 418 m (1,371 ft) and 155 m (509 ft) of development were conducted on the Joyce (A) and Vonnie (B) structures, respectively, during 2013.

Development on the Joyce and Vonnie structures continued in 2014. In the first two months, a total of 174 m (572 ft) of mineral development occurred on the Joyce (59 m) and Vonnie (115 m) structures. Development along these structures is planned to continue throughout 2014.

Full-production permitting baseline investigations and data collection continued throughout 2013 and into 2014. A full-production needs assessment was completed for the Fire Creek Project, outlining all requirements for continued permitting. Full-production permitting documentation will be prepared during 2014, and permitting will continue into 2015. Full-production permitting is based on the expected mined material and waste volumes and cannot be completed until the final mine design is drafted. Baseline data collection, new data monitoring and baseline needs assessments will be carried out and monitored through 2015.

Final permitting of the rapid infiltration basin ("RIB") is expected in the second quarter of 2014. A RIB is expected to improve long-term water management at the Fire Creek Project as the RIB was permitted to accept large volumes of water (up to 3,000 gpm) on a sustainable basis. The Water Pollution Control Permit ("WPCP") application was submitted to the Nevada Division of Environmental Protection (“NDEP”) in the second quarter of 2013. The Company also submitted a revision to the existing Plan of Operations to operate the RIB to the Bureau of Land Management ("BLM") in the second quarter of 2013. The Company was issued NDEP approval in the first quarter of 2014. The Company is also expecting to receive permission from the BLM allowing construction and operation of the RIB, following a review of the effects of the RIB.

Work continues on the application to amend the Plan of Operation and the WPCP to further develop the project for full production. Baseline data collection continues in anticipation of the full-production environmental assessment. The Company began a hydro-geological investigation associated with the environmental assessment in the second quarter of 2013. The installation of the five vibrating wire piezometers was complete in 2013. Data collection began in the fourth quarter and will continue for at least one year.

During fiscal 2011, the Company wrote off the lease option agreement on the Lander & Eureka Counties properties. On July 31, 2013, the Company and the optionor reached a new mining lease agreement. The agreement calls for the following minimum rental payments:

Date	Payment Amount
Upon Execution (paid)	$1,000
January 2, 2014 (paid)	$49,000
Payments per annum:
First through ninth anniversary of the Effective Date	$50,000
Tenth through nineteenth anniversary of the Effective Date	$60,000
Twentieth through twenty-ninth anniversary of the Effective Date	$70,000
Thirtieth through thirty-ninth anniversary of the Effective Date	$80,000
Increasing by $10,000 on each subsequent ten-year renewal period

The minimum rental payments shall be increased by the amount of $15,000 per year beginning in the lease year following the Company's assignment of sublease of the agreement to a third party. In addition, the Company shall pay to the optionor a 3% production royalty based on the Net Smelter Returns from the production of minerals from the property.

Operations for the Midas Mine

The Company assumed ownership of the Midas Mine on February 11, 2014, and initiated underground mining in the 7-4640 South area of the Midas Mine.

The Company started operating the Midas mill on February 19, 2014 at an average rate of approximately 560 dry short tons per day for the remainder of February 2014.

FUTURE BUSINESS ACTIVITIES

The focus over the course of 2014 will be to continue to advance current activities in respect of the Fire Creek Project and Midas Mine, with the objective of completing the following items:

1.	preparing a Preliminary Economic Assessment (“PEA”) on the Fire Creek Project based on the new mineral resource estimate and results from current metallurgical test work;

2.	continuing to ship mineralized material from the Fire Creek Project to the Midas Mill where it will be blended with the material from the Midas Mine and processed to recover precious metal;

3.	continuing in-fill drilling of the Fire Creek Main Zone on 75-foot centers (it is expected that this data will provide additional information to better define the mineralization);

4.	continuing exploration drilling on Fire Creek's Western Zone discovery with a second core drill;

5.	designing and planning a surface exploration drill program at the Midas Mine;

6.	continuing to work on the Fire Creek Environmental Assessment ("EA") permit, which would allow full-scale mining at the Fire Creek Project;

7.	constructing a RIB as part of the Fire Creek Project's long-term water management plan; and

8.	completing a bulk sampling program to test different mining methods and to assess the metallurgical characteristics of the Fire Creek Project material.

The projected expenditures for 2014 are anticipated to be approximately $25.7 million between the Fire Creek Project and the Midas Mine, to be allocated to the following uses. This is an initial allocation but there may be circumstances where, for business reasons, a reallocation may be necessary and the actual amount that the Company will spend will depend on a number of factors.

Purpose	Fire Creek	Midas	Corporate	Projected
				Expenditures
				($)
Exploration Drilling	3,900,000	5,200,000	-	5,100,000
Waste Development	5,000,000	6,300,000	-	14,100,000
Water Treatment and RIB	1,900,000	-	-	1,900,000
Lab/Refinery	-	700,000	-	700,000
Economic Assessment / Preliminary	700,000	100,000	-	800,000
Software	-	-	1,000,000	1,000,000
Equipment	900,000	-	-	900,000
Total	12,400,000	12,300,000	1,000,000	25,700,000

SELECTED ANNUAL FINANCIAL INFORMATION

The following selected data should be read in conjunction with the Company's audited consolidated financial statements and the notes thereto for the years noted below:

Year ended	December 31,	December 31,	December 31,
	2013	2012	2011

Financial Results:
Total revenue	Nil	Nil	Nil
Net loss	$14,120,791	$3,832,425	$6,078,607
Loss per share ? basic and diluted	$0.21	$0.08	$0.16

Financial Position:
Total assets	$109,851,644	$90,375,300	$70,913,613
Total non-current financial liabilities	$9,956,932	$593,541	$13,626,499

For a more detailed discussion, please refer to the section "Discussion of Operations and Financial Condition". Summary of Quarterly Results

The following is a summary of the Company's financial results for the eight most recently completed quarters:

Quarter ended	December 31,	September 30,	June 30,	March 31,
	2013	2013	2013	2013

Total revenue	Nil	Nil	Nil	Nil
Net loss	$11,358,120	$987,572	$790,637	$984,462
Loss per share (basic and diluted)	$0.16	$0.02	$0.01	$0.02

Quarter ended	December 31,	September 30,	June 30,	March 31,
	2012	2012	2012	2012

Total revenue	Nil	Nil	Nil	Nil
Net loss	$843,406	$947,462	$759,049	$1,282,508
Loss per share (basic and diluted)	$0.02	$0.02	$0.02	$0.03

During the quarter ended December 31, 2013, the Company recognized a loss of $8,736,304 due to the change in fair value in a derivative financial instrument. For further discussion on the derivative (gold supply agreement) see “Discussion of Operations and Financial Condition” section below.

The following is a summary of project costs capitalized to exploration and evaluation assets from January 1, 2012 to December 31, 2013.

For the year ended December 31,	2013	2012

Balance, beginning of year	$69,471,069	$43,924,899

Exploration and evaluation costs	12,557,621	14,840,594
Contract underground exploration and evaluation costs	12,154,647	10,892,564
Environmental and economic assessment costs	1,582,443	870,083
Other capital costs	775,189	-
Sale of mineralized material	(8,427,519)	-

Foreign exchange translation	5,307,359	(1,057,071)

Balance, end of year	$93,420,809	$69,471,069

During the year ended December 31, 2013, the Company incurred additional expenditures related to the vein development, vent raise construction, waste development, environmental assessment project, preliminary economic assessment, rapid infiltration basin project, and the substation & powerline. Additional equipment purchased during the year ended December 31, 2013 totalled $1,748,759 as compared to $981,211 during the year ended December 31, 2012. During the year ended December 31, 2013, the Company purchased previously rented equipment from Small Mines Development for a price of $900,668. In addition, it completed the installation of the power line of the Fire Creek substation at a cost of $846,970.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

During the year ended December 31, 2013, the Company reported a net loss (before comprehensive income or loss) of $14,120,791 (2012: $3,832,425). Expenses that reported major increases were as follows:

  Management salaries and directors fees ? increase of $927,684 due primarily to management and director turnover during 2012.
  Share-based payment ? increase of $237,585 based on the fair value of options granted (granted 2013 ? 3,174,708; granted 2012 ? 1,850,000);
  Travel, conferences and meetings ? increase of $169,239 due to more active marketing and fund raising by the corporate team; and
  Acquisition cost ? increase of $803,683 all related to the Midas Acquisition.

Below is a comparison of administrative expenses during the years ended 2013 and 2012:

Year ended	December 31, 2013	December 31, 2012
	($)	($)
Administrative expenses
Consulting fees*	231,887	273,680
Depreciation	63,458	79,329
Legal, audit and accounting	419,745	416,352
Management fees and salaries	1,817,510	889,826
Office and miscellaneous	265,011	211,318
Share-based payments	1,096,007	858,422
Transfer agent and regulatory fees	100,770	140,805
Travel, conferences and meetings**	619,011	462,341
Business combination costs	803,683	-
Dissident shareholder expenses	-	100,447
Disallowed HST input tax credits	-	137,953
Loss on change in fair value of derivative	8,763,304	-
Other financial (income)expense	(59,595)	261,952
Loss before comprehensive income	14,120,791	3,832,425

*A breakdown of the "Consulting Fees" expense is as follows:

Year ended	December 31, 2013	December 31, 2012
	($)	($)
Corporate and administration fees	29,016	40,961
Financial	48,397	39,116
Marketing	-	6,720
Shareholders communication	154,474	186,883
Total	231,887	273,680

**A breakdown of the "Travel, conferences and meetings" expense is as follows:

Year ended	December 31, 2013	December 31, 2012
	($)	($)
Travel and meetings	281,749	217,688
Communication and information	317,062	211,534
Meals and entertainment	20,200	33,119
Total	619,011	462,341

Sale of Mineralized Material

For the year ended December 31, 2013, the Company received payment of $8,427,519 (US$8,047,804) from the sale of 6,208 ounces of gold delivered to the Midas mill in Q4 2013. This amount was reported as sale of mineralized material and credited to Exploration and Evaluation Assets. Subsequent to December 31, 2013, the Company received another payment for 2,439 ounces of gold of $3,024,914, bringing the total sales to 8,647 ounces.

Pursuant to the gold supply agreement dated March 31, 2011, as amended and restated October 4, 2011, between the Company and Waterton Global Value, L.P. ("Waterton"), the Company received US$2,568,087 from Waterton on the sale of 1,942 ounces of gold during 2013. Also in 2013, the Company received US$5,479,717 from Johnson Matthey on the sale of 4,266 ounces of gold.

USE OF PROCEEDS FROM THE SPECIAL WARRANT FINANCING

During the fourth quarter 2013, the Company used a portion of the proceeds of the Special Warrant Financing, along with existing cash on hand, to repay all of the short-term debt of the Company, including the K2 Loan and the Third Party Loan (see "Current Activities ? 2013 Highlights"). The Company continues to use the remaining proceeds for the ongoing exploration and evaluation of the Fire Creek Project, substantially as set out in the short form prospectus of the Company dated November 14, 2013 in connection with the Special Warrant Financing.

A portion of the proceeds of the Special Warrant Financing was also used to repay the $1,667,316 (US$1,610,000) loan facility granted by Jones, Gable & Company Limited.

LIQUIDITY AND CAPITAL RESOURCES

Current assets and current liabilities as of December 31, 2013 and 2012 are shown below.

	December 31, 2013	December 31, 2012
Current Assets
Cash	$13,509,155	$18,049,195
Receivables	49,260	17,292
Prepaid expenses	273,088	260,508
Total Current Assets	$13,831,503	$18,326,995

Current Liabilities
Accounts payable and accrued liabilities	$5,795,512	$3,074,623
Due to related parties	662,426	5,283
Loans payable	7,000,000	12,431,293
Total Current Liabilities	$13,457,938	$15,511,199

Working Capital	$373,565	$2,815,796

As at December 31 2013, the Company had working capital of $373,565 (December 31, 2012 ? working capital of $2,815,796).

As at December 31, 2013, the Company had the following contractual obligations outstanding.

		Less than 1
	Total	year	1 ? 3 years	3 ? 5 years	After 5 years
Long-term debt and interest	$7,471,205	$7,471,205	-	-	-
Asset retirement obligations	$1,193,628	-	-	-	$1,193,628
Contracts and leases	$389,243	$311,663	$77,580	-	-
Mineral property lease	$265,900	-	$106,360	$106,360	$53,180
Total contractual obligations	$9,319,976	$7,782,868	$183,940	$106,360	$1,246,808

The Company currently anticipates having sufficient working capital to meet its 2014 budget for the Fire Creek Project and the Midas Mine. As at December 31, 2013, the Company had cash of $13,509,155.

To the extent that additional capital will be required, the Company proposes to meet any such funding requirements through the processing of mineralized material from the Fire Creek Project bulk sampling program if available and/or by arranging other equity or loan financing. In light of the continually changing financial markets, commodity prices and general operational risks, there is no assurance that receiving funding from the issuance of equity or debt, will be possible when required or desired by the Company, on favourable terms to the Company or at all.

As at December 31, 2013, the Company had the following financial assets and liabilities, denominated in US$:

December 31, 2013
US$
Cash and cash equivalents	11,233,030
Reclamation bonds	419,151
Accounts payable and accrued liabilities	(4,025,465)
Due to related parties	(622,815)
Derivative liability (gold supply agreement)	(8,763,304)

As at December 31, 2013, the Bank of Canada closing exchange rate was US$1.00 = $1.0636 or $1.00 = US$0.9402.

The Company includes equity, comprising of issued Common Shares, finance warrants, share-based payment reserve, accumulated other comprehensive income, and deficit, in the definition of capital.

The Company's objectives when managing capital are to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties and future operations at each of the Fire Creek Project and the Midas Mine. The board of directors of the Company does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company's management and consultants to sustain future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach is reasonable given the relative size of the Company.

There were no changes in the Company's approach to capital management during the year ended December 31, 2013.

The Facility Agreement contains customary events of default and covenants for a transaction of its nature, including limitations on future indebtedness during its term. Early repayment of the loan under the Facility Agreement by the Company is required under an event of default under the Facility Agreement, including in the event that the Company has failed to pay within three business days of being due any principal or interest totaling $250,000 or more on any indebtedness of the Company other than the indebtedness under the Facility Agreement. In addition, beginning April 1, 2014 and accumulating until a rolling 12 months is reached, the Company may not incur indebtedness where, on the date of such incurrence, and after giving effect thereto and the application of proceeds therefrom, the consolidated adjusted EBITDA of the Company and its subsidiaries divided by the sum of the consolidated debt expense (net of consolidated interest income) of the Company and its subsidiaries would be less than 3.5.

The Gold Purchase Agreement also contains customary events of default and covenants for a transaction of its nature. A default under the Facility Agreement would also constitute a default under the Gold Purchase Agreement.

As at the date hereof, the Company is in compliance with all requirements under the Facility Agreement and the Gold Purchase Agreement.

OFF BALANCE SHEET ARRANGEMENTS

As at December 31, 2013, there were no off-balance sheet arrangements to which the Company is committed.

TRANSACTIONS BETWEEN RELATED PARTIES

The Company's directors and officers are considered key management personnel and their compensation comprises the following:

	December 31,	December 31,
	2013	2012
Salaries, bonuses and fees paid to directors and officers	$1,817,512	$889,826
Share-based payments incurred with directors and officers	801,062	807,076
Consulting fees paid to a former officer	63,037	137,418
	$2,681,611	$1,834,320

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of such financial statements and the reported amount of revenues and expenses during the period. Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, could impact future results of operations and cash flows.

Areas requiring the use of estimates in the preparation of the Company's condensed consolidated financial statements include the rates of depreciation for property and equipment, the potential recovery of resource property interests, the assumptions used in determining the value of the derivative liability, the amount for the asset retirement obligation, and the assumptions used in the determination of the fair value of share-based payments.

The critical judgements and key sources of estimation uncertainty in the application of accounting policies are disclosed in Note 2 to the Company's audited annual consolidated financial statements for the year ended December 31, 2013.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company is exposed in varying degrees to financial risks, including currency risk, credit risk, interest rate risk, liquidity risk, commodity price risk and other risks. The Company's earnings can vary significantly with fluctuations in the market price of gold and silver. The Company's practice is not to hedge metal sales. On occasion, however, the Company may assume or enter into forward sales contracts or similar instruments if hedges are acquired in a business acquisition, if hedges are required under project financing requirements, or when deemed advantageous by management. As at December 31, 2013, the Company did not have any financial instruments qualifying as hedges. However, the gold supply agreement discussed previously meets the definition of a derivative financial instrument. The Company measures derivatives at fair value each reporting period with unrealized gains and losses recorded in the consolidated statements of loss in the period of valuation. During the quarter ended December 31, 2013, the Company recognized a loss of $8,736,304 due to the change in fair value of the derivative financial instrument.

The Company's earnings are affected by fluctuations in exchange rates and the volatility of these rates. The Company does not, in general, use derivative instruments to reduce its exposure to foreign currency risk.

See also "Risk Factors".

OUTSTANDING SHARE DATA

As at the date hereof, the Company has an unlimited number of Common Shares authorized and 110,828,158 Common Shares are outstanding. As at the date hereof, there are 6,280,758 incentive stock options, 17,884,880 share purchase warrants, and 2,138,318 agents' warrants to purchase Common Shares outstanding.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

In accordance with the requirements of National Instrument 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings, the Company's management, including Chief Executive Officer and Chief Financial Officer, have evaluated the operating effectiveness of the Company's internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (“ICFR”) is a process designed by, or under, the supervision of, the Chief Executive Officer and Chief Financial Officer and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards. Management assessed the effectiveness of the Company's ICFR as of December 31, 2013. Based on this assessment, management believes that, as of December 31, 2013, the Company's ICFR is designed effectively.

Public companies in Canada are required to disclose in their MD&A any change in ICFR during the most recent fiscal quarter that is reasonably likely to materially affect or has materially affected ICFR. There were no changes in ICFR during the quarter or year ended December 31, 2013 that are likely to materially affect or has materially affected ICFR.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. Management assessed the effectiveness of the Company's disclosure controls and procedures as of December 31, 2013. Based on this assessment, management believes these disclosure controls and procedures have been effective during the year ended December 31, 2013.

QUALIFIED PERSON AND TECHNICAL INFORMATION

Mark Odell, P.E., Principal Engineer, Practical Mining LLC, is the Qualified Person as defined by National Instrument 43-101 ? Standards of Disclosure for Mineral Projects ("NI 43-101") responsible for the technical information contained in this MD&A.

For further information on the Company's properties please see the reports as listed below on the Company's profile on www.sedar.com:

“Technical Report (Amended) Fire Creek Exploration Project Lander County, Nevada”
Prepared For: Klondex Mines Ltd.
Prepared By: Practical Mining LLC 495 Idaho Street Suite 205, Elko, Nevada 89801
Effective Date: August 31, 2013
Filing Date: November 14, 2013

CAUTIONARY NOTE REGARDING TECHNICAL INFORMATION AND FORWARD-LOOKING INFORMATION

A production decision at the Midas Mine was made by prior owners of the Midas Mine, prior to the acquisition of the Midas Mine by the Company. To the knowledge of the Company, this production decision was not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101 but was based on internal studies conducted by the prior owner of the project. The Company has no reason to believe that the data on which such studies were based or that the results of such studies are unreliable. However, readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This MD&A contains "forward-looking information" within the meaning of Canadian securities legislation. All forward-looking information contained in this MD&A is given as of the date hereof. In certain cases, forward-looking information can be identified by the use of words such as "believe", "intend", "may", "will", "should", "plans", "anticipates", "believes", "potential", "intends", "expects" and other similar expressions. Forward-looking information reflects the current expectations and assumptions of management, and is subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company's actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking information. Forward-looking information, particularly as it relates to the actual results of exploration and evaluation activities, actual results of reclamation activities, the estimation or realization of mineral resources, the timing and amount of estimated future production, capital expenditures, costs and timing of the development of new mineral deposits, requirements for additional capital, and the future prices of precious and base metals, is inherently uncertain. In addition, the timing and magnitude of certain events are inherently risky and uncertain, particularly as they relate to the possible variations in mineral grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes, road blocks and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation.

Key assumptions upon which the Company's forward-looking information is based include the following: estimated prices for gold and silver; the Company being able to secure new financing to continue its exploration, development and operational activities; currency exchange rates; the ability of the Company to comply with environmental, safety and other regulatory requirements and being able to obtain regulatory approvals (including licenses and permits) in a timely manner; there not being any material adverse effects arising as a result of political instability, taxes or royalty increases, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in the regions in which the Company operates; the Company being able to achieve its growth strategy; the Company's operating costs; key personnel and access to all equipment necessary to operate the Fire Creek Project (as hereinafter defined) and the Midas Mine.

These assumptions should be considered carefully by you. You are cautioned not to place undue reliance on the forward-looking information or the assumptions on which the Company's forward-looking information is based. You are advised to carefully review and consider the risk factors identified in this MD&A under the heading "Risk Factors" and elsewhere herein for a discussion of the factors that could cause the Company's actual results and performance to be materially different from any anticipated future results or performance expressed or implied by the forward-looking information. You are further cautioned that the foregoing list of assumptions is not exhaustive and it is recommended that you consult the more complete discussion of the Company's business, financial condition and prospects that is included in this MD&A. The forward-looking information contained in this MD&A is given as of the date hereof and, accordingly, is subject to change after such date.

Although the Company believes that the assumptions on which the forward-looking information are made are reasonable, based on the information available to the Company on the date such forward-looking information was given, no assurances can be given as to whether these assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update or revise any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement.

RISK FACTORS

As a resource acquisition, exploration and development company, the Company is engaged in a highly speculative business that involves a high degree of risk and is frequently unsuccessful. In addition to the information disclosed elsewhere in this MD&A, readers should carefully consider the risks and uncertainties described below before deciding whether to invest in the Company's securities. These risk factors do not necessarily comprise all of the risks to which the Company is or will be subject.

The Company's failure to successfully address the risks and uncertainties described below could have a material adverse effect on the Company's business, financial condition and/or results of operations and could cause the trading price of the Common Shares to decline. The Company cannot guarantee that it will successfully address these risks or other unknown risks that may affect its business. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair the Company's business operations. If any of the possibilities described in such risks actually occurs, the Company's business, the Company's financial condition and operating results could be materially adversely harmed. In addition to the risk factors mentioned below, readers of this MD&A are encouraged to read the "Risk Factors" as more fully described in the Company's filings with the Canadian Securities Administrators, including its annual information form, available under the Company's issuer profile on SEDAR at www.sedar.com. Important risk factors to consider, among others, are the following:

  The economic feasibility of mining has not been established.
  The Company is extracting mineralized material from its Fire Creek Project under a bulk sample permit and must obtain a Full-Production permit to operate beyond the bulk sample permit
  The Company is extracting mineralized material from its Fire Creek Project under a bulk sample permit and the Midas Mine is in production; however, preliminary economic assessment have not been completed.
  The Company's exploration activities may not be commercially successful.
  Exploration, development and mining involve a high degree of risk.
  The Company may be adversely affected by fluctuations in gold prices.
  Interest and loan repayment depends on production.
  The Company is subject to foreign exchange risk relating to the relative value of the U.S. dollar.
  Title to the Company's mineral properties may be subject to other claims.
  Mineral resources are only estimates which may be unreliable.
  The Company currently has only two material properties.
  The Company's operations are subject to environmental risks.

Additional information

Additional information relating to the Company, including the Company's annual information form is available under the Company's profile on SEDAR at www.sedar.com.